     THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 18, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              ---------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No.        )*


                            Au Bon Pain Co., Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                             Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   050103100
                          ----------------------------
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 1 of 6 pages




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  CUSIP No.   050103100               13G                 Page  2  of  6
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                                  SCHEDULE 13G

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS

         Ronald M. Shaich
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [x]
--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                          5.       SOLE VOTING POWER

                                   1,360,397
        NUMBER OF         ------------------------------------------------------
         SHARES           6.       SHARED VOTING POWER
      BENEFICIALLY
         OWNED BY                  0 Shares
          EACH            ------------------------------------------------------
       REPORTING          7.       SOLE DISPOSITIVE POWER
         PERSON
          WITH:                    1,360,397 Shares
                          ------------------------------------------------------
                          8.       SHARED DISPOSITIVE POWER

                                   0 Shares
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

         1,360,397 Shares
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.

         11.3%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------



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   CUSIP No. 050103100                  13G                  Page 3 of 6
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Item 1(a).    Name of Issuer:
              ---------------

              Au Bon Pain Co., Inc.


Item 1(b).    Address of Issuer's Principal Executive Offices:
              ------------------------------------------------

              19 Fid Kennedy Avenue
              Boston, MA  02148

Item 2(a).    Name of Person Filing:
              ----------------------

              Ronald M. Shaich

Item 2(b).    Address of Principal Business Office or, if none, Residence:
              ------------------------------------------------------------

              c/o Au Bon Pain Co., Inc.
              19 Fid Kennedy Avenue
              Boston, MA  02210

Item 2(c).    Citizenship:
              ------------

              United States

Item 2(d).    Title of Class of Securities:
              -----------------------------

              Class A Common Stock, par value $.0001 per share


Item 2(e).    CUSIP Number:
              -------------

              050103100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a). [ ] Broker of Dealer registered under Section 15 of the Act;
         (b). [ ] Bank as defined in Section 3(a)(6) of the Act;
         (c). [ ] Insurance Company as defined in Section 3(a)(19) of the  Act;
         (d). [ ] Investment Company registered under Section 8 of the Investment Company Act;
         (e). [ ] Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940;
         (f). [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974, or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);
         (g). [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)
                  (G)(Note: see Item 7); (h). [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership
         ---------

              If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds
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   CUSIP No. 050103100                  13G                  Page 4 of 6
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            five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

            Inapplicable

            (a) Amount Beneficially Owned:     1,360,397

            Mr. Ronald M. Shaich's beneficial ownership consists of (1) 1,310 shares of Class A Common Stock, of which 1,260 shares are owned by Mr. Shaich's spouse and as to which he disclaims beneficial ownership, (2) 278,976 stock options vested and exercisable presently or within 60 days to acquire a like number of shares of Class A Common Stock, of which 1,646 of such options are owned by Mr. Shaich's spouse and as to which he disclaims beneficial ownership, and (3) 1,080,111 shares of Class B Common Stock of which 542 shares are owned by Mr. Schaich's spouse and as to which he disclaims beneficial ownership. The Class B Common Stock is convertible share-for-share into shares of Class A Common Stock. See the note on voting percentages below.

            (b) Percent of Class: 11.3%

            (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:
                  1,360,397 shares;
            (ii)  shared power to vote or to direct the vote:
                  0 shares;
            (iii) sole power to dispose or to direct the disposition of:
                  1,360,397 shares;
            (iv)  shared power to dispose or to direct the disposition of:
                  0 shares;

            Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to three votes on all such matters, equity percentage is not equivalent to voting power. Mr.Schaich's aggregate percentage of voting power is equal to approximately 23% of the Issuer's combined voting equity securities.

Item 5.     Ownership of Five Percent or Less of a Class:
            ---------------------------------------------

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            ----------------------------------------------------------------

            If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person

            Inapplicable

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   CUSIP No. 050103100                  13G                  Page 5 of 6
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            should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

            Inapplicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company:
            -------------------------------------------------------------

            If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

            Inapplicable

Item 8.     Identification and Classification of Members of the Group:
            ----------------------------------------------------------

            If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(H), so indicate under Item 3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

            Inapplicable

Item 9.     Notice of Dissolution of Group:
            -------------------------------

            Inapplicable

Item 10.    Certification:
            --------------

            Inapplicable

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   CUSIP No. 050103100                  13G                  Page 6 of 6
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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             Date:  February 12, 1997
                                  -------------------------------------------

                             Signature:    /s/Ronald M. Shaich
                                       --------------------------------------

                             Name/Title:      Ronald M. Shaich
                                       --------------------------------------